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MERIDIAN GOLD INC. ANNOUNCES MANAGEMENT CHANGES

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Meridian Gold Inc. 9670 Gateway Drive, Suite 200 Reno, Nevada 89521 Phone: (775) 850-3777 Fax: (775) 850-3733

MERIDIAN GOLD INC. ANNOUNCES MANAGEMENT CHANGES

Reno, Nevada, July 23, 2002 – Meridian Gold Inc. is pleased to announce the promotion of Edward H. Colt to Executive Vice President. In his new role, Ed will have full responsibility for corporate growth initiatives including corporate development, exploration, joint venture management and investor relations. Ed will continue to integrate his years of corporate financial and managerial expertise in his new level of service to the Company. Ed joined the Company in November 1996 as the Vice President — Finance and Chief Financial Officer, and has been instrumental in the continuing financial success of Meridian Gold Inc. Prior to that, he held a variety of management positions with FMC Corporation and FMC Gold Company. He holds a Masters in Business Administration (MBA) from Northwestern (Kellogg) University.

The Meridian Gold Inc. Board of Directors has elected Peter C. Dougherty to succeed Edward Colt as Vice President — Finance and Chief Financial Officer for the Company. Pete joined the Company in February 1997 as the Corporate Controller and brings with him years of accounting, managerial and financial expertise. Prior to his employ with Meridian, Pete held a variety of management positions in FMC Corporation and FMC Gold Company. He holds a Masters in Business Administration (MBA) from Drexel University.

Both changes are effective immediately and Ed Colt and Pete Dougherty will report to Brian J. Kennedy, President & Chief Executive Officer of Meridian Gold Inc.

Meridian Gold Inc. is a different kind of gold company because we focus on the quality of the ounces as measured by the profitability per ounce sold at spot prices, not the quantity of ounces produced. Meridian Gold Inc.’s 96.3 million common shares are traded on The Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG). Following the final completion of the Brancote merger, Meridian will have a total of 97.8 million shares.

For further information on Meridian Gold Inc., please visit our website at www.meridiangold.com, or contact:

Wayne M. Hubert Investor Relations Meridian Gold Inc.	Tel: (800) 572-4519 Fax: (775) 850-3733 E-mail: wayne.hubert@meridiangold.com